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SYNOVUS                                 NEWS RELEASE
FINANCIAL CORP.  ---------------------------------------------------------------

                                                Filed by Synovus Financial Corp.
                                                  Commission File No.  001-10312

                                Subject Company: Community Financial Group, Inc.
                                                   Commission File No. 000-28496


     On April 30, 2002, Synovus Financial Corp., a Georgia corporation, issued the following press release.

For Immediate Release
---------------------

Contact: Rob Ward            Patrick A. Reynolds     Attilio F. Galli
         Media Relations     Investor Relations      Chief Financial Officer
         Synovus             Synovus                 Community Financial Group
         (706) 649-2531      (706) 649-4973          (615) 271-2010

               Synovus to Acquire Community Financial Group, Inc.
               --------------------------------------------------
            The company's first acquisition in the State of Tennessee
            ---------------------------------------------------------

         Columbus, Ga., April 29, 2002 - Synovus (NYSE - "SNV"), the Columbus, Georgia based financial services company and Community Financial Group, Inc. (NASDAQ - "CFGI") of Nashville, Tennessee, today announced the execution of a definitive agreement to merge the $490 million asset Community Financial Group into Synovus. Community Financial Group is a bank holding company and the parent company of The Bank of Nashville, headquartered in Nashville, Tennessee.

         Commenting on the announcement, James H. Blanchard, Chairman of the Board of Synovus stated, "We are extremely pleased to welcome The Bank of Nashville into the Synovus family of companies. By joining forces with the truly outstanding team at The Bank of Nashville, Synovus has not only added another strong banking organization to our roster, but we have also added a fifth southeastern state to our footprint."

         J. Hunter Atkins, President and CEO of Community Financial Group stated, "We are delighted to be joining the Synovus family. We expect for our shareholders, customers and employees positive results through this affiliation. Our customers will enjoy on a local level an even wider array of products and services, and our employees will be joining a holding company which this January was recognized by FORTUNE Magazine as the fifth best company to work for in the entire United States."

         Based upon the average closing price of Synovus stock on the 15 trading days prior to closing this transaction, Community Financial Group shareholders will receive for each of their shares, either: .969 shares of Synovus stock, if the average Synovus stock price is equal to or less than $26.83; or .860 shares of Synovus stock if the average Synovus stock price is equal to or greater than $30.25; or an exchange ratio equal to $26.00 divided by the average Synovus stock price, if the average Synovus stock price is between $26.83 and $30.25.

                                    --more--

Synovus to Acquire Community Financial Group, Inc./pg.2

         The Bank of Nashville operates five full service banking and financial centers in Davidson, Williamson and Sumner counties in Tennessee, and recently announced the future addition of a sixth location. The Bank of Nashville is Synovus' first acquisition in the State of Tennessee and will operate under its existing name, management team and local board of directors. As of March 31, 2002, Community Financial Group, Inc. had total assets of $490.1 million, deposits of $358.2 million and loans of $341.2 million.

         Synovus (NYSE: "SNV") is a diverse financial services holding company with more than $16.7 billion in assets based in Columbus, Ga. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 38 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina and Florida; and electronic payment processing through an 81.1-percent stake in TSYS (NYSE: "TSS"), the world's largest third-party processor of international payments. Synovus is No. 5 on FORTUNE magazine's list of "The 100 Best Companies To Work For" in 2002. See Synovus on the Web at www.synovus.com.

         This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking" statements contained in this press release include the intent, belief or current expectations of Synovus and/or Community Financial Group, Inc. with respect to the benefits from the merger, as well as the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in this press release include, but are not limited to, our cost savings from the merger being less than we expect or we are unable to achieve these cost savings as soon as we expect, we lose more deposit, customers or business than we expect, competition in the banking industry increases significantly, legislative or regulatory changes occur which adversely affect our business and general economic or business conditions are worse than we expect. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in Synovus' and Community Financial Group, Inc.'s filings with the Securities and Exchange Commission, including our Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

                                      ENDIT

     Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document also will serve as a proxy statement for Community Financial Group, Inc. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov.
In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


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